UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number: 001-37417

INVUITY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3803169
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

444 De Haro Street, San Francisco, California	94107
(Address of Principal Executive Offices)	(Zip Code)

(415) 655-2100

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Invuity, Inc. (the “Company” or “Invuity”) is presenting this Specialized Disclosure Report on Form SD (“Form SD”) for the year ended December 31, 2017 in compliance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, and in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the SEC Division of Corporation Finance on April 7, 2017 (the “2017 SEC Statement”).

Company Products

Invuity is a medical technology company that develops and markets advanced surgical devices to improve the ability of physicians to perform minimal access surgery through smaller and hidden incisions. Invuity’s suite of products includes PhotonGuides®, optical waveguides which direct and shape thermally cool, brilliant light into broad, uniform and volumetric illumination of the surgical target, PhotonBlade®, a dynamic precision illuminator with enhanced energy delivery which delivers directed, thermally cool illumination at the precise point of surgical treatment in conjunction with a novel advanced energy platform allowing for precise tissue cutting and coagulation with minimal tissue damage, and PhotonVue®, a fluorescence imaging system used for the visual assessment of blood flow in adults as an adjunctive method for the evaluation of tissue perfusion.

Reasonable Country of Origin Inquiry

Pursuant to Rule 13p-1, the Company risk-assessed all the parts contained in its products manufactured or contracted to be manufactured by the Company in order to identify products in scope. The Company determined that certain minerals which are identified as conflict minerals in the form of gold and the derivatives tin, tantalum, and tungsten (collectively, “3TG Minerals”) were contained in and necessary to the functionality or production of certain products in its (a) PhotonBlade® product line contracted by the Company to be manufactured, and (b) PhotonVue® product line distributed by the Company and manufactured by a third party (collectively, the “In-Scope Products”).  Accordingly, the Company conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding those 3TG Minerals contained in the In-Scope Products that is reasonably designed to determine whether any of the 3TG Minerals originated in the Democratic Republic of the Congo or adjoining countries (collectively, the “Covered Countries”), or are from recycled or scrap sources, as defined by paragraph (d)(6) of Form SD.

Based on the Company’s review and knowledge of the In-Scope Products, the Company identified five suppliers with whom it contracted to manufacture parts that potentially contained conflict minerals and limited its RCOI to such five suppliers.  As the Company is a purchaser of completed products and is many steps downstream in the minerals supply chain from smelters and refiners, the Company has limited influence over direct information about the manufacturing process of these products, and must rely on the information provided by its suppliers in identifying the source and chain of custody of any conflict minerals contained in these products. The Company provided direct suppliers of the In-Scope Products with the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (the “Conflict Minerals Template”), requesting that suppliers obtain information from their supply chains regarding entities that process necessary conflict minerals and provide that information to the Company.  The Company received completed Conflict Minerals Templates from all five suppliers. All of these Conflict Minerals Templates were certified and signed by an appropriate signatory of each supplier’s organization. Responses to the Conflict Minerals Template from suppliers were analyzed and reviewed for completeness, consistency, and reasonableness, and the Company made follow up inquiries as necessary.

Based on this RCOI, the Company (a) is unable to determine whether any of the 3TG Minerals in the PhotonBlade® products originated in the Covered Countries, nor whether these 3TG Minerals may have been derived entirely from recycled or scrap sources, and (b) knows or has reason to believe that some of the 3TG Minerals in the PhotonVue® products originated or may have originated in the Covered Countries and that these 3TG Minerals may not have been derived entirely from recycled or scrap sources.  Relying on the 2017 SEC Statement, the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

2

Item 1.02 Exhibit

Not required under the 2017 SEC Statement.

Section 2 — Exhibits

Item 2.01 Exhibits

Not required under the 2017 SEC Statement.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Invuity, Inc.

Date: May 25, 2018	By:	/s/ James Mackaness
James Mackaness
Chief Financial Officer
(Principal Financial Officer and Chief Accounting Officer)

4